CANADA BUSINESS CORPORATIONS ACT

BY-LAWS

OF

ELDORADO GOLD CORPORATION
___________________________________________________________________________________________________________

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
Canada
___________________________________________________________________________________________________________

By-law No. 1

PART 1
INTERPRETATION

1.01 Definitions

In this by-law, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means Eldorado Gold Corporation;

“director” means a director of the Corporation;

“electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

“notice-and-access” has the meaning ascribed to that term under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“officer” has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

“proxyholder” means a person holding a valid proxy for a shareholder;

“shareholder” means a registered shareholder of the Corporation; and

“voting person” means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.03 By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04 Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

PART 2
DIRECTORS

2.01 Notice of Meeting

Any director or the corporate secretary may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours (excluding any part of a non-business day) before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify in writing their consent to the holding of such meeting, either before or after such meeting.

The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02 Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03 Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04 Number of Directors and Quorum for Board Meetings

The election of directors shall take place at each annual meeting of shareholder and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any shareholder meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholder otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number.

If the articles so provide, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

2.05 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the chief executive officer of the Corporation, if present, and a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings and Resolutions

Each director present at a meeting of the board shall have one vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall not have a second or casting vote.

The powers of the board may be exercised by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing.

2.08 Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09 Officers

Each officer shall hold office at the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3
MEETINGS OF SHAREHOLDERS

3.01 Notice and Place of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities legislation, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

Meetings of shareholders shall be held at a place in Canada or, if the articles so provide or if all the shareholders entitled to vote at the meeting so agree or are deemed to agree as provided in the Act, at some place outside Canada.

3.02 Quorum at Meetings of Shareholders

A quorum at a meeting of shareholders shall be two or more voting persons present and authorized to cast in the aggregate not less than twenty-five per cent (25%) of the total votes attaching to all shares carrying the right to vote at that meeting.

If a quorum is present at the opening of any meeting of shareholders, the voting persons present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

3.03 Chair of Shareholder Meetings

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the chief executive officer of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting unless there are no directors present and willing to act as chair, in which case the voting persons present and entitled to vote shall choose one of their number to be chair.

3.04 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person entitled to vote at the meeting has one vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. In the case of any dispute as to the admission or rejection of a vote given on a ballot, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.06 Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, officers and the auditor, as well as others permitted by the chair of the meeting.

3.07 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08 Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

PART 4
SECURITY CERTIFICATES, PAYMENTS

4.01 Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The chief executive officer or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation. The chief executive officer or the board may order the cancellation of any security certificate that has been lost, destroyed or wrongfully taken, and the issuance of a replacement certificate for it, on payment of such reasonable fee, not to exceed $3.00, and on such terms as to indemnity, insurance bond, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

4.02 Share Certificates, Acknowledgements and Direct Registration System

Every shareholder of one or more shares of the Corporation shall be entitled, at the shareholder's option, to a share certificate that complies with the Act, or a non-transferable written acknowledgment that complies with the Act of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by such shareholder in an amount as shown on the securities register of the Corporation.

Subject to this Section and the Act and for so long as the Corporation is a distributing corporation, and provided the Corporation has adopted, in conjunction with its transfer agent, a direct registration system which permits the registration of securities through an entry or position on the register without the issuance of a physical certificate, a holder of securities may have his holdings of securities of the Corporation evidenced by such registration system in place of a physical certificate. Subject to the Act and applicable law, the Corporation may adopt such policies and procedures and require such documents and evidence as it may determine necessary or desirable in order to facilitate the adoption and maintenance of a direct registration system and the transfer of securities through such system.

4.03 Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.04 Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.05 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.06 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.07 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

4.08 Interest Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.09 Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 5
SIGNATORIES, INFORMATION

5.01 Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02 Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.03 Appointment of Attorney of Corporation

The board may, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Corporation for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under the Act and excluding any and all powers that directors are prohibited from delegating under the Act) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.

5.04 Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

PART 6
PROTECTION AND INDEMNITY

6.01 Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02 Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or other act for conformity;

(c)	any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d)	the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e)
any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.03 Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a)
shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)
the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)
in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.05 Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

6.06 Insurance

Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in Section 6.04(a) hereof against any liability incurred by the individual (a) in that individual’s capacity as a director or officer of the Corporation; or (b) in that individual’s capacity as a director of officer, or similar capacity, of another entity, if the individual acts or has acted in the capacity at the Corporation’s request.

PART 7
NOTICES

7.01 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

Notwithstanding the foregoing, subject to the Act, applicable securities laws and for so long as the Corporation is a distributing corporation, any notice shall be sufficiently given if given in accordance with the requirements applicable to notice-and-access.

7.02 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.05 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a)	by accident, notice was not given to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of the notice.

7.06 Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

PART 8
BORROWING OF MONEY

8.01 Borrowing Powers

In addition to, and without limiting such other powers which the Corporation may by law possess, the directors of the Corporation may without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee or indemnity on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)
mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure or guarantee any present or future indebtedness, liability or obligation of the Corporation.

The words “debt obligation” as used in this Section mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

8.02 Delegation of Borrowing Powers

The directors may from time to time by resolution delegate the powers conferred on them by Section 8.01 of this by-law to a director, a committee of directors or an officer of the Corporation.

8.03 Powers are Supplemental

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of this Part 8.

PART 9
ADVANCE NOTICE OF DIRECTOR NOMINATIONS

9.01 Nomination of Directors

(a)
Subject to the Act, and for so long as the Corporation is a distributing corporation, only persons who are eligible under the Act and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation at a meeting of shareholders. At any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the board may be made only:

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)
by or at the request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”):

(A)
who, at the close of business on the date of the giving of the notice by the Nominating Shareholder provided for below in this Section 9.01 and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the board acting reasonably; and

(B)	who complies with the notice procedures set forth in this Section 9.01.

(b)
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, such person must have given notice thereof that is both timely (in accordance with Section 9.01(c) below) and in proper written form (in accordance with Section 9.01(d) below) to the corporate secretary of the Corporation at the head office of the Corporation in accordance with Section 9.01(g) below.

(c)	To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must be made:

(i)
in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders and in no event shall any adjournment or postponement of an annual meeting or a special meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director

(A)	the name, age, business address and residential address of the person,

(B)	the present principal occupation or employment of the person and the principal occupation or employment for the five years preceding the notice,

(C)	the citizenship of the person,

(D)
the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred and if not, provide such particulars in respect of the record date immediately following the occurrence of said date) and as of the date of such notice, and

(E)
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(ii)
as to the Nominating Shareholder giving the notice, full particulars as to shares of the Corporation directly or indirectly controlled or directed or which are owned beneficially or of record by the Nominating Shareholders and any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred and if not, provide such particulars in respect of the record date immediately following the occurrence of said date) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director (as defined in Applicable Securities Laws) of the Corporation or that would reasonably be expected to be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

(e)
No person shall be eligible for election as a director of the Corporation at a meeting of shareholders unless nominated in accordance with the provisions of this Section 9.01 and applicable law; provided, however, that nothing in this Section 9.01 shall preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or at the discretion of the chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Section 9.01 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare such nomination to be defective and that it shall be disregarded.

(f)	For the purposes of this Section 9.01:

(i)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

(ii)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada; and

(iii)	“business day” means any day other than Saturday, Sunday or a day on which banks in Vancouver, British Columbia are generally not open for business.

(g)	Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this Section 9.01 may only be given by:

(i)	personal delivery to the corporate secretary of the Corporation at the address of the head office of the Corporation, or

(ii)	facsimile transmission to the fax number as may be stipulated from time to time by the corporate secretary of the Corporation for the purpose of this notice,

and shall be deemed to have been given and made only at the time it is served by personal delivery (at the address as aforesaid) or sent by facsimile transmission (at the number aforesaid provided that receipt of confirmation of such transmission has been received); provided that if such delivery or facsimile transmission is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or transmission shall be deemed to have been made on the subsequent day that is a business day.

(h)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 9.01.

PART 10
MAKE, AMEND, OR REPEAL BY-LAWS

10.01 By-laws May be Amended or Repealed

The board may, in accordance with the Act, make, amend or repeal one or more by-laws that regulate the business or affairs of the Corporation.

10.02 Effect of Repeal of By-laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the Board of Directors of Eldorado Gold Corporation on the 12th day of December, 2013.

“Paul N. Wright”	“Dawn Moss”
Chief Executive Officer	Corporate Secretary

CONFIRMED by the Shareholders of Eldorado Gold Corporation on the 1st day of May, 2014.

“Paul N. Wright”	“Dawn Moss”
Chief Executive Officer	Corporate Secretary

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TABLE OF CONTENTS
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